Exhibit 99.1

Mobilicom to Present at Unmanned & Autonomous Systems Summit

●	Mobilicom to exhibit and present its industry-leading ICE Cybersecurity & autonomous drone solutions

●	Mobilicom is scheduled to meet with the U.S. Department of Defense (DoD) and other potential customers

Shoham, Israel, March 08, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB) a provider of cybersecurity and robust solutions for drones and robotics, today announced it has been invited to be one of a select few exhibitors at the 11th Annual Unmanned & Autonomous Systems Summit on March 8-9, 2023 in National Harbor, Maryland. This is the third time Mobilicom has been invited to this prestigious event.

The intimate “Town Hall” style summit enables cross collaboration and the interchange of knowledge among senior-level military, government, industry leaders, and academia. Attendees range from all branches of the U.S. Military.

A key topic for this year’s summit is “Establishing Joint Solutions to Address Current and Future Small UAS Threats”. Mobilicom leads this field with its ICE Cybersecurity suite, its highly secure cognitive datalinks, and networking solutions. Mobilicom will present these solutions during interactive sessions with key government and defense industry decision makers.

“The war in Ukraine has revealed the high vulnerability of small-sized drones provided to Ukraine by the U.S. and its allies. A reported 90% of such drones were lost within an average of just 3 flights, underscoring the immediate need for cybersecurity protection of these systems,” stated Mobilicom CEO, Oren Elkayam.

“Cybersecurity has become a critical issue going forward. We will be sharing Mobilicom’s expertise and our field-proven and validated ICE Cybersecurity with U.S. DoD officials and other industry leaders.”

The DoD’s FY2022 budget allocated an estimated $8.2 billion for unmanned and autonomous systems, representing an increase of nearly $700 million over the prior year.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com